

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

> **Re: CBL International Ltd**
> **Registration Statement on Form F-1**
> **Filed August 26, 2022**
> **File No. 333-267077**

Dear Mr. Chia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed August 26, 2022

Prospectus Summary
Transfer of cash within the organization, page 9

1. Update this discussion, as well as the discussion that appears on page 50, so that it reflects the tabular information you include on the prospectus cover page relating to cash transfers.

Risk Factors, page 17

2. In an appropriate place in this discussion, revise to discuss the control your current shareholders exert over you and will continue to exert following this offering. Acknowledge that the interests of such shareholders may differ from those of investors.

<u>Selected Consolidated Financial Data, page 51</u>

3.   Please revise your selected consolidated financial data to include the consolidated balance sheet data as of June 30, 2022 and the selected consolidated statements of comprehensive income data for the six months ended June 30, 2022 and 2021. Please also make conforming changes to your summary financial data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services